Exhibit 99.1

Orckit Receives Court Approval for Arrangement with Note Holders;
Co-founders Tamir and Paneth to Convert their Series B Notes;
Orckit to announce 1st quarter results before conversion period commences

TEL AVIV, Israel, June 20, 2012 (GLOBE NEWSWIRE) -- Orckit Communications Ltd. (Nasdaq: ORCT) (the “Company”) today announced that it has received the final approval of the District Court of Tel Aviv of the arrangement with the holders of its Series A convertible notes and Series B convertible notes, following the approval of the Tel Aviv Stock Exchange and the Israel Securities Authority. The arrangement is expected to become effective at a closing to be held next week.

Pursuant to the terms of the arrangement, the conversion price of the Series A notes will be reduced from NIS 63.00 (approximately $16.34) per share to NIS 1.37 per share (approximately $0.36) during the period expected to commence on July 2, 2012 and end on July 21, 2012. Thereafter, the conversion price of the Series A notes will increase to NIS 7.61 per share (approximately $1.97).

The conversion price of the Series B notes will be reduced from NIS 10.00 (approximately $2.59) per share to NIS 7.61 per sharere (approximately $1.97) during the period expected to commence on July 2, 2012 and end on July 11, 2012. Thereafter, the conversion price of the Series B notes will be further reduced to NIS 1.83 per share (approximately $0.47) for the period expected to end on August 5, 2012. Thereafter, the conversion price of the Series B notes will return to NIS 7.61 per share.

Currently the Company has the right to force conversion of the Series A notes at approximately $16.34 per share if the prevailing market price of its ordinary shares is at least $30.00 per share and does not have the right to force conversion of the Series B notes. Starting on or about July 21, 2012 with respect to the Series A notes and starting on or about August 6, 2012 with respect to the Series B notes, the Company will have the right to force the conversion of the Series A notes and/or the Series B notes at the price of $1.97 per share if the prevailing market price of its ordinary shares is at least $3.00 per share. Prevailing market price is the price on the Tel Aviv Stock Exchange for any 20 trading days within a period of 30 consecutive trading days.

Mr. Izhak Tamir, Orckit's co-founder and President, and Mr. Eric Paneth, Orckit's co-founder and Chief Executive Officer, have each notified the Company that he  intends to convert all of his Series B notes during the conversion period. Taken together, the conversion of Series B notes in the aggregate principal amount of NIS 7,277,000 (approximately $1,887,189) will result in the issuance of 3,976,503 ordinary shares. Neither Mr. Tamir nor Mr. Paneth holds Series A notes.

Mr. Tamir commented, “We are extremely pleased that we have come to a final resolution with our note holders.  From the many meetings I have held with note holders in the past two weeks, I was happy to see that they understand Orckit's potential business opportunities.  If an ample amount of our notes will be converted during the conversion period, our balance sheet, which was a concern to our customers, will be strengthened and Orckit will be well positioned to capitalize upon these opportunities.”

Orckit will announce its first quarter results prior to the commencement of the new conversion period of the notes.

For a description of the other terms of the arrangement, see the Company's annual report on Form 20-F filed on May 15, 2012. In the event of any discrepancies between information in the Form 20-F and the information in this press release, the information in this press release shall prevail.  The U.S. Dollar amounts appearing in this press release are based on the representative exchange rate published by the Bank of Israel on June 18, 2012 and are subject to change as the exchange rate of the New Israeli Shekel in relation to the U.S. Dollar fluctuates.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the risk that challenges by third parties or other events outside the control of the Company would delay the implementation of the arrangement or result in its termination, and the risk factors detailed in the Company's U.S. Securities and Exchange Commission reports, including but not limited to, those included in its annual report on Form 20-F filed on May 15, 2012. Actual results may materially differ from those set forth in this report on Form 6-K. The Company assumes no obligation to update the information in this report on Form 6-K.

About Orckit Communications Ltd.

Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication. Orckit-Corrigent’s product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features. Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide. Orckit was founded in 1990 and went public in 1996. The company is active in APAC, Western and Eastern Europe, and America.

For more information, please visit http://www.orckit.com. Follow Orckit on Twitter @ORCT

Contact Information:
Ruder Finn Israel for Orckit-Corrigent
Matthew Krieger
+972-544-676-950
matthew@ruderfinn.co.il